Cape Cod'r Inc.



ANNUAL REPORT

25 Vinton Street, Apt 1

Boston, MA 02127

(301) 452-8756

https://capecodr.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Overview

Cape Cod'r is a premium canned cocktail brand created by Kevin O'Leary and inspired by the Cape Cod lifestyle. Their drinks were born in the backyard of his Dennis Port home, and are designed to evoke a nostalgic feeling of being on the Cape, enjoying simple, refreshing beverages with friends and family. Made with three simple ingredients, each cocktail is 100 calories, gluten-free, and 4.5% ABV. Cape Cod'r delivers a light, crisp drinking experience that contrasts with many over-carbonated and heavily flavored competitors. Since its inception, the company has sold over 600,000 cans, establishing a strong brand identity closely tied to New England's coastal lifestyle.

Business Model

Cape Cod'r operates in the ready-to-drink (RTD) cocktail market, targeting health-conscious consumers looking for convenient, lightly carbonated beverages. The company distributes its products across Massachusetts, Rhode Island, and Connecticut, and also sells direct-to-consumer (DTC) in over 40 states. Through partnerships with local businesses and strategic distribution channels like Horizon Beverage, Cape Cod'r has established a robust presence in the region. Their emphasis on regional branding and lifestyle marketing positions them uniquely against larger competitors, driving customer loyalty and engagement in the niche RTD space. Intellectual Property

As a lifestyle brand with regional ties, Cape Cod'rs intellectual property largely revolves around its unique branding, packaging design, and product formulations. Each cocktail flavor, along with its nostalgic marketing, has been carefully curated to align with the coastal theme, providing strong market differentiation. Their focus on a simple, natural ingredient list also ensures that the brand resonates with modern consumers seeking cleaner label products. The brand's intellectual property extends to its recognizable packaging, capturing the essence of Cape Cod through design elements that include beach, water, and sunset tones.

Corporate History

Cape Cod'r Inc. was initially organized as Cape Cod'r LLC, a Delaware limited liability company on June 10, 2021 and converted to a Delaware corporation on March 4, 2022.

Disclosure Related to Board Director

Joseph Feerrar, a Board Director of the Company, recently resolved three legal disputes involving his unrelated business, Bald Birds Brewing Company LLC. The disputes were resolved by a settlement with CAPTECH Financial, LLC related to a default under a Master Lease Agreement, a settlement with EBF Holdings, LLC over a breach of a Revenue-Based Financing Agreement, and the third was voluntarily dismissed. Please see the Risk Factors section to learn how this may affect your investment.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $50,000.00

Number of Securities Sold: 20,000

Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.

Date: November 15, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $640,000.00

Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.

Date: March 16, 2023

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $66,000.00

Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity

Date: September 25, 2024

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $1,306,725.00

Use of proceeds: Growth, expansion within key geographies and marketing partnerships to accelerate sales velocity.

Date: March 07, 2023

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $333,585 compared to $487,669 in fiscal year 2024.

This increase in revenue was due in part to the increase in consumer awareness for our brand and products and an increase in points of distribution across New England leading to an increase in sales velocity through stores, requiring retailers to buy more to support demand.

Cost of Sales

Cost of Sales for fiscal year 2023 was $282,698 compared to $362,279 in fiscal year 2024.

Gross Margins

Gross margins for fiscal year 2023 were $50,887 compared to $125,390 fiscal year 2024.

Gross margins increased from 2023 to 2024 due to a decrease in the cost of cans and cartons. We transitioned our cans from a higher cost digitally produced can to industry leading printed cans and invested in a higher quantity production of cartons, affording us to achieve cost efficiencies there as well.

As mentioned in the 2023 report, we noted that we would be trending towards 25% margins in 2024 predominantly due to selling through higher cost inventory produced towards the end of 2023. We achieved this goal and should see between 30-48% margins in 2025 depending on the product, realizing further margin expansion.

Expenses

Operating expenses for for fiscal year 2023 were $935,571 compared to $966,795 fiscal year 2024. This increase was primarily due to an increase in marketing expense driven by more promotions in retail accounts, social media, advertising and partnerships. Marketing expenses were $356,062 in 2023 compared to $502,359 in 2024. This increase was offset by a decrease in payroll expense from $188,100 in 2023 to $142,858 in 2024 and commission expenses for our sales representative from $156,465 in 2023 to $130,570 in 2024. We also decreased the general and administrative expenses from $186,987 in 2023 to $139,443 in 2024, spending only what was required to conduct business.

Other non-operating expenses of note was an investment by the Company of $150,000 to acquire the distribution rights of the Company from our 2023 MA and RI distributor Craft Collective, Inc and assign them to Horizon Beverage, Inc, the leading distributor in those markets. This was a decision made by management and the board of directors because Horizon Beverage Inc appeared able to scale and grow the Company's business beyond the capabilities and relationships that Craft Collective demonstrated in 2023 and 2022.

Historical results and cash flows:

The Company is currently in the growth stage of the venture having funded operations through capital raised from family, friends, and angel investors and revenue from product sales. The focus has been and will always be introducing our brand and products to new consumers and building brand loyalty with existing customers in MA, RI, and CT. We intend to expand into other strategic markets when the time and capital investment warrants. The focus continues to be becoming consumers' drink of choice so they walk into their local bar, restaurant, golf course or liquor store with intent to buy Cape Cod'r. By increasing our investment in marketing from 2022 to 2023, we have seen brand loyalty build with more and more consumers who have fallen in love with our New England based brand and our all-natural, light, and refreshing drinks that are not sweet and do not taste synthetic. This investment is what led to a 67% growth in revenue year over year in 2023. Growth continues to trend towards 50% in 2024 year-to-date and we believe we can expect a 50-70% baseline growth in 2025 through continuing to invest in marketing tactics that build brand awareness like sampling consumers in stores, promoting our products in bars, and striking partnerships with sport and entertainment organizations like Rhode Island Football Club and more.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $969.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Okeanos Venture Management

Amount Owed: $170,252.00

Interest Rate: 8.0%

Maturity Date: April 01, 2026

This is a balance on a promissory note of $200,000 used to purchase our brand rights from our previous MA and RI distributor Craft Collective Inc. for the right to transition our distribution partnership to Horizon Beverage, a leading distributor in our core markets. This is a investment that often occurs in beverage alcohol within "Franchise States" where, per the three tier system born from the Prohibition Era, distributors own supplier distribution right unless a termination fee is paid to the distributor. Horizon Beverage is paying an additional $3 a case to help Cape Cod'r Inc. fund this termination fee. Payments are made quarterly equal to $3 a case that Horizon Beverage purchases from Cape Cod'r Inc. The balance of the note accrues interest at 8% until paid in full.

Creditor: Credit Card Payable

Amount Owed: $11,940.34

Interest Rate: 0.0%

As of end of December 2024.

Creditor: Chase LOC

Amount Owed: $109,077.00

Interest Rate: 10.8%

Maturity Date: January 01, 2030

Revolving line of credit/no maturity date

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William Ashbrook Patch III

William Ashbrook Patch III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, President, Chief Executive Officer, Principal Accounting Officer

Dates of Service: June, 2021 - Present

Responsibilities: Co-founder, President and CEO of Cape Cod'r Inc. Receives an annual salary of $90,000 and holds 410,000 common shares in the Company.

Other business experience in the past three years:

Employer: Deloitte Consulting

Title: Senior Consultant

Dates of Service: January, 2019 - September, 2022

Responsibilities: William was a management consultant for Deloitte Consulting servicing business challenges faced by companies in technology, consumer packaged goods, and financial services.

Name: Kevin Robert O'Leary

Kevin Robert O'Leary's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Board Director, CMO/COO

Dates of Service: June, 2021 - Present

Responsibilities: Co-founder and COO/CMO of Cape Cod'r. Responsible for managing all Marketing, Operations, Growth Strategy and Partnerships. Receives an annual salary of $60,000 and holds 410,000 common shares in the Company.

Other business experience in the past three years:

Employer: Meta

Title: Recruiter

Dates of Service: May, 2021 - April, 2022

Responsibilities: Talent advisor to the Legal, Policy and Communications organizations.

Other business experience in the past three years:

Employer: Fannie Mae

Title: Recruiter

Dates of Service: March, 2018 - May, 2021

Responsibilities: Talent Adviser and Partner for the Enterprise Risk Management, Finance and Capital Markets divisions.

Name: Taylor Laurence Bramhall

Taylor Laurence Bramhall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Head of Sales

Dates of Service: March, 2021 - Present

Responsibilities: Leading the Sales and Distribution strategy and execution across all channels. Receives an annual salary of $150,000 and currently holds 6%, gaining another 2% in December 2024 equity in the Company.

Name: Aaron Berkey

Aaron Berkey's current primary role is with Okeanos Venture Management . Aaron Berkey currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: August, 2023 - Present

Responsibilities: Board Member, Investor and avid supporter and consumer. Does not receive a salary and receives 2% common equity options vesting over 3 years.

Other business experience in the past three years:

Employer: Okeanos Venture Management

Title: Managing Partner

Dates of Service: January, 2017 - Present

Responsibilities: Co-Founder and Managing Partner of the VC firm.

Other business experience in the past three years:

Employer: HomeSlice.io, Inc.

Title: Co-Founder and CEO

Dates of Service: January, 2022 - June, 2023

Responsibilities: Co-Founder and CEO

Other business experience in the past three years:

Employer: Cresa Global Inc

Title: Principal

Dates of Service: September, 2006 - April, 2023

Responsibilities: Commercial real estate broker

Name: Joseph Feerrar

Joseph Feerrar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Shareholder

Dates of Service: May, 2021 - Present

Responsibilities: Board member and shareholder. Joseph performs the beverage co-packing. Does not receive salary and receives 0.5% equity compensation from the Company.

Name: Anderson Arnold

Anderson Arnold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Investor

Dates of Service: March, 2022 - Present

Responsibilities: Normal Board member duties. Does not receive salary and holds 5,000 shares in the Company.

Name: Michael Haley

Michael Haley's current primary role is with Inspire Brands. Michael Haley currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Advisor and Board member. Does not receive a salary and holds 5,000 shares in the Company.

Other business experience in the past three years:

Employer: Inspire Brands

Title: President of International

Dates of Service: December, 2020 - Present

Responsibilities: Lead all aspects of International restaurant business - spanning 60 countries and $3B in consumer sales.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Will Patch

Amount and nature of Beneficial ownership: 410,000

Percent of class: 41.0

Title of class: Common Stock

Stockholder Name: Kevin O'Leary

Amount and nature of Beneficial ownership: 410,000

Percent of class: 41.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, SAFE, SAFE, SAFE, and Convertible Note - Series 2024 - CF.

Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $640,000.00

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $66,000.00

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred units and the terms of the SAFE are outlined below:

Amount outstanding: $1,306,725.00

Interest Rate: 0.0%

Discount Rate: 80.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Convertible Note - Series 2024 - CF

The security will convert into Common stock and the terms of the Convertible Note - Series 2024 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: January 07, 2027

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $6,000,000.00

Conversion Trigger: Qualified financing of $1,000,000

Material Rights

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 5(k) in the Subscription Agreement.

Voting Proxy

As a condition to issuance of shares of the Company pursuant to the conversion of these Convertible notes, the Investor agrees to the appointment of the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a

Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $6,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Convertible Note that an investor is buying has voting rights attached to the underlying security. However, you will be part of the minority shareholders of the Company and will agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Cape Cod'r Inc. was formed on June 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Cape Cod'r Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Seasonal Sales Dependency and Geographic Concentration Cape Cod'r's current market strategy is heavily reliant on the Northeastern U.S., particularly in Massachusetts, Rhode Island, and Connecticut. This creates a geographic concentration risk, as the company's success is tied to consumer demand in these specific regions. Additionally, Cape Cod'r's brand is closely associated with the Cape Cod lifestyle, which may limit broader geographic appeal, especially outside of New England. Furthermore, Cape Cod'r's sales may experience seasonality, with a higher concentration of sales occurring during the warmer months when outdoor socializing and coastal vacations are more common. This seasonal demand fluctuation could impact cash flow and inventory management, particularly in the off-season. While the company plans to expand into warmer markets to smooth out seasonality, delays or challenges in executing this strategy could amplify these risks. Expansion into new markets could also involve significant costs and uncertainty, including the risk of slower-than-expected adoption in non-regional markets. Investors should consider these risks in evaluating Cape Cod'r's growth potential, as both geographic and seasonal factors may create volatility in the company's revenue and profitability. Litigation and Settlement History of Board Member Joseph Feerrar, a Board Director of the Company, was involved in and recently resolved three legal disputes as the owner and principal of Bald Birds Brewing Company LLC. Mr. Feerrar entered into a settlement agreement with CAPTECH Financial, LLC, in June 2024, following a default under a real property Master Lease Agreement, agreeing to a settlement payment of $83,805 to terminate the lease and release related security interests. Additionally, in a separate matter, Mr. Feerrar resolved a breach of contract lawsuit with EBF Holdings, LLC, related to a Revenue-Based Financing Agreement, by agreeing to a settlement payment of $175,000, which resulted in the dismissal of all claims with prejudice. The third legal dispute was voluntarily dismissed by the plaintiff in 2023. These settlements, while fully resolved, highlight some level of risk in investing in a company managed by an individual whose other businesses have recently been subject to litigation. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Cape Cod'r Inc.

By   /s/ *William Ashbrook Patch III*

    Name: Cape Cod'r Inc.

Title: Board Member, President, Chief Executive Officer, Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS



Cape Cod'r Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Cape Cod'r Inc., Management

We have reviewed the accompanying financial statements of Cape Cod'r Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
April 28, 2025

CAPE COD'R INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	969	333,648
Accounts Receivable		-	19,344
Inventory		140,630	135,978
Other Current Assets		38,567	66,705
Total Current Assets		180,166	555,675
Non-Current Assets:			
Fixed Assets - net	$	-	7,645
Right of Use Asset		-	28,453
Total Non-Current Assets		-	36,098
TOTAL ASSETS		180,165	591,773
LIABILITIES AND EQUITY			
Current Liabilities:			
Credit Cards	$	11,940	58,747
Accounts Payable		124,645	-
Line of Credit		109,077	-
Short Term Lease Liability		-	28,453
Notes Payable-Current Portion		117,537	-
Other Current Liabilities		4,575	20,130
Total Current Liabilities		367,774	107,330
Non-Current Liabilities:			
Notes Payable		52,715	-
Total Non-Current Liabilities		52,715	-
TOTAL LIABILITIES		420,489	107,330
EQUITY			
Common Stock	$	100	100
Additional Paid In Capital		48,897	29,147
SAFE Notes		2,006,725	1,746,475
Retained Earnings		(2,296,046)	(1,291,279)
TOTAL EQUITY		(240,324)	484,443
TOTAL LIABILITIES AND EQUITY	$	180,165	591,773

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	487,669	333,585
Cost of Goods Sold		(362,279)	(282,698)
Gross Profit		125,390	50,887
Operating Expenses			
Advertising & Marketing	$	502,359	356,062
Payroll		142,858	188,100
Commission Expense		130,570	156,465
Rent Expense		43,920	42,860
General and Administrative		139,443	186,987
Depreciation Expense		7,645	5,097
Total Operating Expenses		966,795	935,571
Total Loss from Operations		(841,405)	(884,684)
Other Income (Expense)			
Interest Expense	$	(13,361)	(1,018)
Contract Termination		(150,000)	-
Other Income		-	33
Total Other Income (Expense)		(163,361)	(985)
Net Income (Loss)	$	(1,004,766)	(885,669)

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Beginning balance at 1/1/23	1,000,000	100	29,262	514,750	(405,610)	138,502
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid-in Capital	-	-	(115)	-	-	(115)
Safe Notes	-	-		1,231,725	-	1,231,725
Net income (loss)	-	-	-		(885,669)	(885,669)
Ending balance at 12/31/23	1,000,000	100	29,147	1,746,475	(1,291,279)	484,443
Issuance of Common Stock	-	-	-	-	-	-
Additional Paid-in Capital	-	-	19,750	-	-	19,750
Safe Notes	-	-	-	260,250	-	260,250
Net income (loss)	-	-	-	-	(1,004,766)	(1,004,766)
Ending balance at 12/31/24	1,000,000	100	48,897	2,006,725	(2,296,046)	(240,324)

See Accompanying Notes to these Unaudited Financial Statements

CAPE COD'R INC.
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(1,004,766)	(885,669)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Depreciation Expense		7,645	5,097
(Increase) Decrease in:			
Accounts Receivable		19,344	(19,344)
Inventory		(4,652)	(5,228)
Right of Use Asset		28,453	(28,453)
Other Current Assets		28,138	(59,404)
Increase (Decrease) in:			
Credit Cards		(46,807)	45,222
Accounts Payable		124,645	-
Lease Liability		(28,453)	28,453
Other Current Liabilities		(15,555)	4,557
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		112,758	(29,100)
Net Cash used in Operating Activities		(892,008)	(914,769)
INVESTING ACTIVITIES			
Fixed Assets	$	-	-
Net Cash used in Investing Activities		-	-
FINANCING ACTIVITIES			
Proceeds from Line of Credit	$	109,077	-
Proceeds from Notes Payable		170,252	-
Proceeds from Safe Notes		260,250	1,231,725
(Dividends) and Issuance of Stocks		19,750	(115)
Net Cash provided by Financing Activities		559,329	1,231,610
Cash at the beginning of period		333,648	16,807
Net Cash increase (decrease) for period		(332,679)	316,841
Cash at end of period		969	333,648

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CAPE COD'R INC. (the "Company") was formed as a Delaware limited liability company on June 10, 2021, and converted into a corporation on March 4, 2022. The Company is headquartered in Boston, Massachusetts.

Cape Cod'r is a premium canned cocktail inspired by the Cape Cod lifestyle. Each cocktail is made with three simple ingredients, contains 100 calories, is gluten-free, and has an alcohol by volume of 4.5 percent. Since its inception, the Company has sold over 600,000 cans and established a strong regional brand identity rooted in the New England coastal experience.

In 2023, the Company launched in Rhode Island and Massachusetts, introducing *Mermaid's Tale*, a tequila-based product that quickly became a top seller. In 2024, it expanded into Connecticut and released *Golden Hour*, another tequila-based option, along with a variety pack to encourage consumer trial and increase volume per purchase. With the introduction of new products and formats, the Company continues to emphasize innovation and responsiveness to evolving consumer preferences within the ready-to-drink cocktail market.

The Company targets everyday consumers seeking low-alcohol, health-conscious ready-to-drink beverages. Revenue is primarily generated through wholesale distribution, with multi-flavor variety packs enhancing efficiency and retail performance.

To support continued growth, the Company plans to conduct a Regulation Crowdfunding campaign in 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. While the Company has incurred recurring losses since inception and currently has liabilities exceeding its assets, these conditions are largely the result of deliberate investments in brand development, marketing, product innovation, and the strategic transition to a new distribution partnership.

Management acknowledges that these factors, along with external risks such as tariffs on imports from Mexico and broader market volatility, could impact margins and consumer spending behavior, raising substantial doubt about the Company's ability to continue as a going concern. However, these external risks are typical for a growing company in the beverage alcohol industry, where such challenges, particularly in establishing a brand

and navigating market fluctuations are common. It is also typical in this industry for significant upfront costs to be necessary to establish brand presence before reaching revenue scale. Management anticipates that profitability will improve as top-line revenue approaches approximately $2 million.

To achieve this, the Company is actively focused on expanding its market presence and enhancing product offerings to drive sales. Management is also continuing to evaluate funding opportunities and capital-raising options to support operations and manage debt obligations. While there can be no assurance that these plans will be successful, they are designed to mitigate risks and position the Company for sustainable growth.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $969 and $333,648 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected with a 30 days payment terms and sometimes pay on time.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The accounts receivable balances as of December 31, 2024 and December 31, 2023 were nil and $19,344, respectively.

Inventory

Inventory consisted primarily of work in progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Work-in-progress inventory at December 31, 2024 and December 31, 2023 amounted to $83,405 and $37,080, respectively. Finished goods inventory at December 31, 2024 and December 31, 2023 amounted to $57,225 and $98,898 respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the double declining balance method based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Vehicles	5	17,375	17,375
Less Accumulated Depreciation		(17,375)	(9,730)
Totals		**-**	**7,645**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling ready to drink cocktails. The Company's payments are generally collected with 30 day payment terms or collected at the time of delivery of the products. The Company's primary performance obligation is to deliver the products to customers. After the delivery of the products, the Company recognized revenue equal to the selling price of the products delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Commission Expense

These are fees that a Company pays to a salesperson in exchange for his or her services in either facilitating, supervising, or completing a sale.

Payroll Expense

Payroll expense is the amount of salaries and wages paid to employees in exchange for services rendered by them to the Company. This also includes benefits and taxes related to employee wages.

<u>General and Administrative</u>

General and administrative expenses consist of automobile expenses, legal and professional fees, office supplies, insurance, utilities, and other general business costs incurred in the normal course of operations.

<u>Contract Termination Fee</u>

The Company paid a contract termination fee of $150,000 during 2024 as it transitioned from its previous distributor to a new, leading-class distributor in the region in order to ensure stronger distribution capabilities.

<u>Equity-Based Compensation</u>

Warrants – The Company accounts for stock warrants in accordance with ASC 470. The notes payable disclosed in Note 4 were issued with 15,001 detachable warrants. For these warrants, the proceeds from the related debt instruments were allocated between the debt and the warrants based on their relative fair values at the time of issuance. The portion attributable to additional paid-in capital was determined to be negligible, thus, substantially all proceeds were allocated to the debt.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred cumulative losses of $1.23M since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company has already filed its tax returns as of the date of these financials.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Included in the SAFE Notes disclosed in Note 6 is an amount of $215,000, which was issued by the father of one of the Company's major shareholders. Additionally, a $795,725 SAFE issued by Okeanos Venture Partners LLC, the lender of the Promissory Notes disclosed in Note 5 is also included in the total SAFE Notes disclosed in Note 6. These SAFEs are under the same terms and conditions as the other SAFE instruments.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In 2023, the Company entered into lease agreements for two properties, with monthly rent payments of $4,400 and $3,600, respectively. Accordingly, the Company recognized a right-of-use (ROU) asset and a corresponding lease liability totaling $28,453 as of December 31, 2023. These lease obligations were fully settled in 2024 upon termination.

As of the reporting date, the Company does not have any long-term commitments or guarantees, except for the lease liabilities detailed below:

		2024	2023
Lease expense			
Finance lease expense			
Amortization of ROU assets		-	-
Interest on lease liabilities		-	-
Operating lease expense		28,800	36,400
Variable lease expense		-	-
Total		28,800	36,400
Other Information			
Operating cash flows from operating leases		28,800	28,400
ROU assets obtained in exchange for new operating lease liabilities		-	-
Weighted-average remaining lease term in years for finance leases		-	56,260
Weighted-average remaining lease term in years for operating leases		-	-
Weighted-average discount rate for finance leases		-	1
Weighted-average discount rate for operating leases		4.18%	4.18%
Maturity Analysis		Operating	Operating
	2024-12	-	28,800
	2025-12	-	-
	2026-12	-	-
	Thereafter	-	-
Total undiscounted cash flows		-	28,800
Less: present value discount		-	(347)

| Total lease liabilities | - | 28,453 |

NOTE 5 – LIABILITIES AND DEBT

Line of Credit – In October 2023, the Company entered into a business line of credit with Chase to support operating capital needs, with a maximum borrowing limit of $120,000 and an interest rate of 3.3% per annum. No amounts were drawn in 2023; however, the Company utilized the line in 2024. As of December 31, 2024, the outstanding balance was $109,077.

Notes Payable – In April 2024, the Company entered into a $200,000 promissory note agreement with Okeanos Venture Partners LLC, with a major portion used to fund the $150,000 contract termination fee related to its strategic transition from a previous distributor to a new one. The note bears interest at 8% per annum, includes 15,011 detachable warrants, and matures in April 2026.

Repayments are required quarterly and are variable based on the funds the Company receives from the new distributor, which are expected to be $3 per case distributed. As of December 31, 2024, the outstanding balance on the note was $172,252.

NOTE 6 – EQUITY

Capital Stock

The Company has authorized 2,000,000 of common shares with a par value of $0.0001 per share. 1,000,000 shares were issued and outstanding as of 2024 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreement for Future Equity (SAFE) Notes

In 2022 and 2023, the Company issued multiple SAFE agreements to third-party investors as a form of capital financing, raising a total of $1,746,475 as of December 31, 2023. Additional SAFEs were issued during 2024, increasing the total balance to $2,006,725 as of December 31, 2024.

The SAFE agreements include valuation caps ranging from $5 million to $7 million and carry a discount rate of 80%. These agreements have no maturity date and do not bear interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

     I, William Ashbrook Patch III, Principal Executive Officer of Cape Cod'r Inc., hereby certify that the financial statements of Cape Cod'r Inc. included in this Report are true and complete in all material respects.

William Ashbrook Patch III

Board Member, President, Chief Executive Officer, Principal Accounting Officer